Filed pursuant to 424(b)(3)
Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 8 DATED DECEMBER 19, 2012

TO THE PROSPECTUS DATED APRIL 17, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 17, 2012 (the “Prospectus”), as supplemented by Supplement No. 5 dated October 12, 2012, Supplement No. 6 dated November 28, 2012, and Supplement No. 7 dated December 11, 2012. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted after the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Offering Proceeds” on page 96 of the Prospectus:

Term Loan Facility

On December 12, 2012, we, through the Operating Partnership, as borrower, entered into a $200.0 million senior unsecured Term Loan Facility, which we refer to as the Term Loan Facility, with a syndicate of six lenders, or the lenders, led by Bank of America, N.A., as Administrative Agent and JP Morgan Chase Bank, N.A., as Syndication Agent. The lenders are Bank of America, N.A.; JP Morgan Chase Bank, N.A., Regions Bank; Wells Fargo Bank, National Association; US Bank National Association; and Union Bank, N.A. The Term Loan Facility provides the borrower with the ability from time to time to increase the size of the Term Loan Facility by an additional $200.0 million up to a total of $400.0 million, provided the borrower is not in default and subject to the election of any lender to provide such increase and other conditions. The Term Loan Facility requires monthly interest-only payments and has a maturity date of January 31, 2018. The primary interest rate within the Term Loan Facility is based on LIBOR, plus a margin ranging from 1.70% to 2.45%, depending on the borrower’s consolidated leverage ratio. As of the date of this Supplement, the primary interest rate was LIBOR, plus 1.70%. Borrowings under the Term Loan Facility are available for general corporate purposes including, but not limited to, refinancing of existing indebtedness, new construction, renovations, expansions, tenant improvements and financing the acquisition of permitted investments, including, but not limited to, investments in industrial properties.

Borrowings under the Term Loan Facility are guaranteed by us and certain of our subsidiaries. The Term Loan Facility requires the maintenance of certain financial covenants, including: (i) consolidated leverage ratio; (ii) consolidated fixed charge coverage ratio; (iii) consolidated tangible net worth; (iv) secured indebtedness to total asset value; (v) secured recourse indebtedness to total asset value; (vi) unencumbered asset pool leverage ratio; (vii) unencumbered debt yield; and (viii) unencumbered property pool criteria.

In addition, the Term Loan Facility contains customary affirmative and negative covenants, which, among other things, require the borrower to deliver to the lenders specified quarterly and annual financial information, and limit the borrower and/or us, subject to various exceptions and thresholds from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of our business; (vii) increasing the maximum amount or extending the maturity date of our Revolving Credit Agreement with KeyBank National Association; (viii) purchasing or carrying, directly or indirectly, margin stock; and (ix) if in default under the Term Loan Facility, paying certain distributions or certain other payments to affiliates.

The Term Loan Facility permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Term Loan Facility, the lenders may accelerate the repayment of amounts outstanding under the Term Loan Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.